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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Ventas, Inc.	61-1055020	01-10989

1 (d) ADDRESS OF ISSUER STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE	NUMBER
353 N. Clark Street, Suite 3300	Chicago	IL	60654	877	483-6827

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
Melody C. Barnes	Director	1631 Monument Ave.	Richmond	VA	23220

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Equinity Trust Company 1110 Centre Point Curve, Suite 101 Mendota Heights, MN 55120		3,963	$211,505.31	356,313,681 as of 4/30/18	5/7/2018	NYSE

INSTRUCTIONS:

1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (c) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor: Title of Date you Name of Person from Whom Acquired Amount of Date of the Class Acquired Nature of Acquisition Transaction (If gift, also give date donor acquired) Securities Acquired Payment Nature of Payment 9/17/14 Grant of Restricted Stock Issuer Common 3,963 N/A N/A Stock to 1/1/17 INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid. TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold. Amount of Name and Address of Seller Title of Securities Sold Date of Sale Securities Sold Gross Proceeds N/A REMARKS: INSTRUCTIONS: ATTENTION: The person for whose account the securities to which this notice relates are to be sold See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as hereby represents by signing this notice that he does not know any material adverse information in regard to to the person for whose account the securities are to be sold but also as to all other persons included the current and prospective operations of the Issuer of the securities to be sold which has not been publicly in that definition. In addition, information shall be given as to sales by all persons whose sales are disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the this notice. instruction given, that person makes such representation as of the plan adoption or instruction date. May 7, 2018 /s/Melody C. Barnes DATE OF NOTICE (SIGNATURE) The notice shall be signed by the person for whose account the securities are to be sold. At least one copy DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1 of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures. ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001) SEC 1147 (02-08)